UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech was notified by its corporate partner, Cook Incorporated, that it will not be completing the previously announced merger agreement with Guidant Corporation.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

January 6, 2003

By:

/s/ David Hall

      Name: David Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
January 2, 2003

CONDITIONS OF CLOSING COOK-GUIDANT MERGER AGREEMENT NOT SATISFIED

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) was notified by its corporate partner, Cook Incorporated (“Cook”), that it will not be completing the previously announced merger agreement with Guidant Corporation.

According to Guidant’s announcement this date, conditions for completion of the merger “are not expected to be satisfied.” Bearing on this determination were the entry of final judgment against Cook in its lawsuit against Boston Scientific (“BSC”), the entry of a permanent injunction against Cook enjoining any use of the DELIVER data for commercialization, and the results of preliminary data from the DELIVER trial. Guidant’s first-in-man paclitaxel trial, which nonetheless confirmed that paclitaxel-eluting stents were clinically superior to the bare metal Penta stent, utilized a polymer-free drug delivery system which Guidant has indicated will not be used in Guidant’s announced pending drug-coated stent studies.

Paclitaxel drug-eluting stents have consistently produced impeccable safety and robust efficacy results. Cook first released impressive results from the ASPECT and the ELUTES trials demonstrating a restenosis rate of 3.1 percent and 4.0 percent respectively.

BSC advanced the paclitaxel platform using a sophisticated polymeric drug-eluting technology that precisely regulates paclitaxel release from the stent surface. TAXUS I, a first-in-man study, produced perfect clinical results with zero percent thrombosis and a restenosis rate of zero percent. BSC followed up with a larger European pivotal trial, TAXUS II, which demonstrated a 1.6 percent in-stent restenosis rate and zero percent restenosis rate in diabetics. This data is the basis for the anticipated European approval and EU commercial launch of the TAXUS™ Express stent this quarter.

“The Cook/Guidant litigation with Boston Scientific has been an unfortunate distraction from the stellar clinical performance of the paclitaxel-eluting stents which have been, or soon will be, approved for commercialization in the EU,” said William L. Hunter, MD, MSc, president and chief executive officer of Angiotech. Dr. Hunter further observed: “Guidant’s unwillingness to consummate the merger, plainly calls into question the continued maintenance of its litigation with Boston Scientific concerning the legality of the merger. It also suggests that Guidant intends to discontinue its ACHIEVE partnership with Cook, and in that case, it calls into question whether Cook will continue to pursue its litigation with Boston Scientific concerning the marketing of the ACHIEVE stent. Given these developments, we hope that people will now focus on the undeniably remarkable clinical data generated through Angiotech-related programs.”

Cook Inc. and Boston Scientific Corporation acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products. Paclitaxel, at cytostatic doses, has demonstrated promising results in preclinical and clinical studies for reducing the processes leading to restenosis.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmotherapeutics.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contact:

Rui Avelar (investors) 604-221-7676

Cindy Yu (media) 604-762-0010

Web: www.angiotech.com

Email: info@angio.com